Exhibit 99.1

MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF NOVA MEASURING INSTRUMENTS LTD (THE “COMPANY”)

On August 31, 2006 at 17:00 at the Company’s Registered Offices at Building 22, Weizman Science Park Rehovoth, Israel the Company held its Annual Meeting of Stockholders, pursuant to a notice dated July 27, 2006. Definitive proxy materials were filed with the Securities and Exchange Commission prior to the meeting. A total of 12,646,985 shares were voted at the meeting, constituting 81.686 % of the 15,482,343 shares entitled to vote.

The resolutions of the Stockholders, including votes for, against, and abstentions are as set out below:

1.	Item 1 – The Shareholders reviewed the Company’s restated financial statements for the year ended December 31, 2004 which were filed with its Amended Annual Report on form 20-F/A on June 12, 2006. As no comments were received from the Shareholders present at the meeting, the Shareholders moved to the following issues on the agenda.

2.	Item 2 – The Shareholders reviewed the Company’s Annual Financial Statements for the period ending on December 31, 2005. As no comments were received from the Shareholders present at the meeting, the Shareholders moved to the following issues on the agenda.

3.	Item 3 – At the Annual Meeting, the six nominees for election to the Company’s Board of Directors (Micha Brunstein, Joseph Ciechanover, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis) were all elected, to serve until the date of the subsequent Annual General Meeting. The results of the vote were as follows: (1) Shares voted for Micha Brunstein: 12,085,178; against: 16,410; abstention: 100. (2) Shares voted for Joseph Ciechanover: 12,085,278; against: 16,410; abstention: 0. (3) Shares voted for Avi Kerbs: 12,085,178; against: 16,410; abstention: 100. (4) Shares voted for Giora Dishon: 12,085,178; against: 16,410; abstention: 100. (5) Shares voted for Moshe Finarov: 12,085,278; against: 16,410; abstention: 0. (6) Shares voted for Alon Dumanis: 12,085,278; against: 16,410; abstention: 0.

4.	Item 4 – The nominee for External Director for election to the Company’s Board of Directors (Naama Zeldis) was elected as External Director to serve for a period of three years or until her successor is elected. Shares voted for: 12,079,478; shares voted against: 17,850; abstentions: 4,360.

5.	Item 5 – The reappointment of Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2006, and the authorization of the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services was voted upon as follows: Shares voted for: 12,090,538; shares voted against: 10,450; abstentions: 700.

6.	Item 6 – The approval of the Suggested Amendments to Chapter F of the Articles of Association of the Company with respect to exemption from liability, insurance and indemnity, in order to ensure that the articles comply with amendment no. 3 to the companies law 1999, was voted upon as follows: Shares voted for: 12,221,522; shares voted against: 421,563; abstentions: 3,900.

7.	Item 7 – Approval of the amended letter of indemnification to be given to directors and officers of the company as may serve from time to time, was voted upon as follows: Shares voted for: 12,139,599; shares voted against: 502,926; abstentions: 4,460.

8.	Item 8 – Approval of severance arrangements with Mr. Barry Cox following his resignation from the position of chairman and member of the board of directors of the Company, was voted upon as follows: Shares voted for: 11,899,252; shares voted against: 340,652; abstentions: 3,700.

9.	Item 9 – Approval of the agreement between the company and Dr. Micha Brunstein, the chairman of the board of directors of the Company, was voted upon as follows: Shares voted for: 11,899,552; shares voted against: 742,233; abstentions: 5,200.

10.	Item 10 – Approval of the employment terms of the CEO of the Company, Dr. Giora Dishon, for the period of July 1, 2005 through June 30, 2006, was voted upon as follows: Shares voted for: 9,102,784; shares voted against: 725,909; abstentions: 5,200.

11.	Item 11 – Approval of the employment agreement between the Company and Dr. Giora Dishon. This Item was removed from the agenda by the Chairperson of the Board of Directors due to Dr. Giora Dishon stepping down from his position as CEO. Dr. Dishon stepped down as CEO after proxies were solicited, but before the Annual Meeting was convened.

12.	Item 12 – Approval of the employment terms of the Chief Technology Officer of the company, Dr. Moshe Finarov, for the period July 1, 2005 through June 30, 2006, was voted upon as follows: Shares voted for: 9,093,932; shares voted against: 734,761; abstentions: 5,200.

13.	Item 13 – Approval of the employment agreement between the Company and Dr. Moshe Finarov. This Item was removed from the agenda by the Chairperson of the Board of Directors due to Dr. Finarov stepping down from his position as CTO and Vice President of Technology. Dr. Finarov stepped down as CTO and Vice President of Technology after proxies were solicited, but before the Annual Meeting was convened.

14.	Item 14 – Approval of the grant of options to certain Directors of the Company as set forth in the proxy under relevant Item No. 14. (1) Joseph Ciechanover: Shares voted for: 12,162,170; against: 435,015; abstention: 49,800. (2) Avi Kerbs: Shares voted for: 12,162,170; against: 435,015; abstention: 49,800.(3) Alon Dumanis: Shares voted for: 12,211,970; against: 435,015; abstention: 0. (4) Dan Falk: Shares voted for: 12,162,170; against: 435,015; abstention: 49,800. (4) Naama Zeldis: Shares voted for: 12,161,970; against: 435,015; abstention: 50,000.

15.	Item 15 – Approval of the Directors and External Directors terms of remuneration, in the proxy under relevant Item No. 15. Shares voted for: 12,217,580; shares voted against: 20,824; abstentions: 5,200.

Signed on this 5 day of October, 2006 By: /s/ Micha Brunstein —————————————— Micha Brunstein Chairperson of the Meeting